Filed pursuant to Rule 424(b)(5)
Registration No. 333-106790

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 11, 2003)

$200,000,000

Dominion Resources, Inc.

2003 Series G 2.125% Convertible Senior Notes Due 2023

The Senior Notes will bear interest at 2.125% per year and will mature on December 15, 2023. We will pay interest on the Senior Notes on June 15 and December 15 of each year, beginning June 15, 2004. Beginning with the six-month interest period commencing on December 15, 2006 we will pay contingent interest during a six-month interest period if the average trading price of a Senior Note is above a specified level as described in this prospectus supplement.

The Senior Notes are convertible during certain periods by holders into shares of our common stock initially at a conversion rate of 13.5865 shares of common stock per $1,000 principal amount of Senior Notes (subject to adjustment in certain events) under the following circumstances: (1) the price of our common stock reaches specified thresholds described in this prospectus supplement, (2) we call the Senior Notes for redemption, (3) the occurrence of specified corporate transactions described in this prospectus supplement, or (4) the credit ratings assigned to the Senior Notes decline below the levels specified in this prospectus supplement.

We may redeem some or all of the Senior Notes at any time on or after December 20, 2006 at the redemption prices described in this prospectus supplement.

Holders will have the right to require us to purchase all or a portion of their Senior Notes in cash at a purchase price equal to 100% of the principal amount of the Senior Notes plus accrued and unpaid interest, including contingent interest, if any, on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018 or upon a fundamental change as described in this prospectus supplement.

We have granted the underwriters a 13-day option beginning on the date of original issuance of the Senior Notes to purchase up to an additional $20,000,000 of Senior Notes at the price and on the terms and conditions described in this prospectus supplement to cover over-allotments, if any.

The Senior Notes will be treated as contingent payment debt instruments that will be subject to special United States federal income tax rules. For a discussion of the special tax rules governing contingent payment debt instruments, see “Certain United States Federal Income Tax Considerations.”

Our common stock is listed on the New York Stock Exchange under the symbol “D”. The last reported sale price of our common stock on December 3, 2003 was $60.33 per share. We will not make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Investing in the Senior Notes involves risks. For a description of these risks, see “Risk Factors” on page S-10.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Dominion Before Expenses(1)
Per Senior Note	100.00%	2.00%	98.00%
Total(2)	$200,000,000	$4,000,000	$196,000,000

(1)	Plus accrued interest from December 11, 2003, if settlement occurs after that date.
(2)	If the overallotment option is exercised in full, the total Public Offering Price, Underwriting Discount and Proceeds to Dominion Before Expenses will be $220,000,000, $4,400,000 and $215,600,000, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about December 11, 2003.

Joint Book-Running Managers

Credit Suisse First Boston	Morgan Stanley

Citigroup		Goldman, Sachs & Co.

ABN AMRO Rothschild LLC
KBC Financial Products
Scotia Capital
SunTrust Robinson Humphrey

The date of this prospectus supplement is December 3, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Senior Notes we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Senior Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the Senior Notes in the prospectus supplement differs from the description of Senior Debt Securities in the accompanying base prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you. We have not authorized and we have not authorized the underwriters to authorize anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2002, which should be read along with our Current Report on Form 8-K filed May 9, 2003 providing certain financial information that has been reformatted to reflect the transfer of our electric transmission operations to the Dominion Energy segment from the Dominion Delivery segment effective January 1, 2003;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	Current Reports on Form 8-K and Form 8-K/A, filed January 23, 2003, February 11, 2003, March 4, 2003, May 9, 2003, May 21, 2003, July 17, 2003, July 22, 2003, August 20, 2003 and September 22, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion, 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our most recent Quarterly Report on Form 10-Q, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is incorporated by reference in this prospectus supplement, and we refer you to that report for further information. The factors include weather conditions; governmental regulations; cost of environmental compliance; inherent risk in the operation of nuclear facilities; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; trading counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in trusts and benefit plans; fluctuations in interest rates; changes in rating agency requirements and ratings; changes in accounting standards; collective bargaining agreements and labor negotiations; the risks of operating businesses in regulated industries that are in the process of becoming deregulated; the transfer of control over electric transmission facilities to a regional transmission organization; political and economic conditions (including inflation rates); and completing the divestiture of investments held by Dominion Capital, Inc., CNG International and Dominion Fiber Ventures. Although we strive to mitigate market risk through our risk management activities, changes in commodity prices can have an adverse impact on earnings and asset values.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated, the words “Dominion,” “Company,” “we,” “our” and “us” refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of the Senior Notes” section of this prospectus supplement and the “Description of Debt Securities” and “Additional Terms of the Senior Debt Securities” sections of the accompanying prospectus contain more detailed information regarding the terms and conditions of the Senior Notes. The “Description of Capital Stock” and “Virginia Stock Corporation Act and the Articles and Bylaws” sections of the accompanying prospectus contain more detailed information regarding our common stock. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of September 30, 2003, we had approximately $41.5 billion in assets.

Our primary operating segments are:

Dominion Energy—Dominion Energy manages our 24,000 megawatt portfolio of electric power generation, our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines and an approximately 960 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Connecticut, Indiana, Illinois, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. Dominion Energy also manages our Cove Point, Maryland liquefied natural gas facility.

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 3.9 million customers and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.2 trillion cubic feet of proved natural gas equivalent reserves and 450 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate on the outer continental shelf and deepwater areas of the Gulf of Mexico, western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion’s address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Recent Developments

On November 7, 2003 we agreed to acquire the 545-megawatt Kewaunee Power Plant, a nuclear facility located on Lake Michigan in Wisconsin, for approximately $220 million.

On November 21, 2003, Standard & Poor’s affirmed our BBB+ rating for senior unsecured debt but revised our outlook from stable to negative.

Ratio of Earnings to Fixed Charges

12 Months Ended September 30, 2003(1)	Years Ended December 31,
	2002	2001	2000	1999	1998
2.23	2.82	1.82	1.56	2.35	2.28

[1]	Unaudited

THE OFFERING

The Senior Notes

We are offering $200,000,000 aggregate principal amount of the Senior Notes. We have granted the underwriters a 13-day option beginning on the date of original issuance of the Senior Notes to purchase up to an additional $20,000,000 of Senior Notes to cover over-allotments, if any.

The Senior Notes will mature on December 15, 2023 unless earlier redeemed, converted or purchased by us.

The Senior Notes will be represented by one or more global certificates that will be deposited with the trustee, and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through participants in DTC’s book-entry system.

Interest Payment Dates

Interest on the Senior Notes will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004.

Contingent Interest

Beginning with the six-month interest period commencing on December 15, 2006, we will pay contingent interest during a six-month interest period if the average trading price of a Senior Note for the five trading days immediately preceding the first day of the six-month interest period equals or exceeds 120% of the principal amount of the Senior Note. The amount of contingent interest payable per Senior Note in respect of any six-month period will equal 0.25% of the average trading price of the Senior Note for the five trading day reference period. For more information about contingent interest, see “Description of the Senior Notes—Contingent Interest.”

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for the Interest Payment Date will be the close of business on the business day before the Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for the Interest Payment Date will be the close of business on the fifteenth calendar day prior to the Interest Payment Date (whether or not a business day).

Conversion Rights

Holders may convert each of their Senior Notes into shares of our common stock under the following circumstances:

(i)	during any calendar quarter after the quarter ending March 31, 2004 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock;

(ii)	if the Senior Notes have been called for redemption by us;

(iii)	upon the occurrence of specified corporate transactions described under “Description of the Senior Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions”; or

(iv)	during any period that (i) the long-term credit ratings assigned to the Senior Notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services are lower than Baa3 and BBB-, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the Senior Notes or have withdrawn their ratings with respect to the Senior Notes, or (iii) either Moody’s or Standard & Poor’s no longer rates the Senior Notes or has withdrawn or suspended such rating and the remaining rating is lower than Baa3 or BBB-, as applicable.

For each $1,000 principal amount of Senior Notes surrendered for conversion the holder will receive 13.5865 shares of our common stock. This represents an initial conversion price of $73.6025 per share of common stock based on the principal amount of each Senior Note. As described in this prospectus supplement, the conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for accrued and unpaid interest. Holders will not receive any cash payment representing accrued and unpaid interest upon conversion of a Senior Note. Instead, interest will be deemed paid by the common stock issued upon conversion. Senior Notes called for redemption may be surrendered for conversion before the close of business on the business day immediately preceding the redemption date.

Optional Redemption

Before December 20, 2006, the Senior Notes will not be redeemable. On or after December 20, 2006, we may redeem some or all of the Senior Notes at any time at a price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest including contingent interest, if any, to but excluding the redemption date. For more information, see “Description of the Senior Notes—Optional Redemption” on page S-26.

Repurchase at the Option of Holder

Each holder of Senior Notes will have the right to require us to repurchase all or a portion of the Senior Notes held by such holder on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018, each of which is a purchase date, at a price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest, including contingent interest, if any, to but excluding the purchase date. For more information, see “Description of the Senior Notes—Repurchase at the Option of the Holder” on page S-27.

Fundamental Change

If we undergo a Fundamental Change (as defined under “Description of the Senior Notes—Fundamental Change Requires Repurchase at the Option of the Holder”) before maturity, holders of the Senior Notes will have the right, at their option, to require us to purchase, for cash, any or all of their Senior Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the Senior Notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, to but excluding the Fundamental Change purchase date. For more information about repurchase at the option of the holder following a Fundamental Change, see “Description of the Senior Notes—Fundamental Change Requires Repurchase at the Option of the Holder.”

Ranking

The Senior Notes rank equally with all of our other senior unsecured indebtedness, and are senior in right of payment to all our subordinated indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. Additionally, because we are a holding company that conducts all of our operations through our subsidiaries, holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries. See “Description of the Senior Notes—Ranking” on page S-20.

Certain U.S. Federal Income Tax Considerations

The Senior Notes and the common stock issuable upon conversion of the Senior Notes will be subject to special and complex U.S. federal income tax rules. We will treat the Senior Notes as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments. Each holder of the Senior Notes will agree for U.S. federal income tax purposes to treat the Senior Notes as contingent payment debt instruments and to be bound by our determination that the rate at which interest will be deemed to accrue on the Senior Notes is 6.19% per year, compounded semi-annually. Holders are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the Senior Notes and common stock issuable upon conversion of the Senior Notes. Holders should consider the negative United States federal income tax consequences of owning the Senior Notes described in “Risk Factors—Risks Related to the Senior Notes” and “Certain United States Federal Income Tax Considerations.”

No Listing of the Senior Notes

We do not plan to make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system. Our shares of common stock are traded on the New York Stock Exchange under the symbol “D”.

Use of Proceeds

We intend to lend the net proceeds of the Senior Notes to one of our subsidiaries, Dominion Virginia Power, which will use the proceeds to repay existing indebtedness.

RISK FACTORS

An investment in the Senior Notes involves a number of risks. Some of these risks are shared with any investor in our securities; others are related to the nature of the Senior Notes themselves. Before deciding to buy any Senior Notes, you should carefully consider the following information. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the Senior Notes is suitable for you.

Risks Relating to the Senior Notes

Holders should consider the negative United States federal income tax consequences of owning the Senior Notes.

We and each holder agree to treat the Senior Notes as “contingent payment debt instruments” subject to U.S. Treasury regulations governing contingent payment debt instruments. As a result, a holder will be required to include amounts in income, as original issue discount, in advance of the receipt of the cash or our common stock attributable to such income, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would issue a non contingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the Senior Notes (which we have determined to be an annual rate of 6.19%, compounded semi-annually), even though the Senior Notes will have a significantly lower yield to maturity. A holder will therefore recognize taxable income significantly in excess of the cash received while the Senior Notes are outstanding. In addition, a holder will recognize ordinary income upon a sale, exchange, conversion or redemption of the Senior Notes at a gain. In computing the gain, the amount realized by a holder will include, in the case of a conversion, the amount of any cash and the fair market value of shares of our common stock received. Holders are urged to consult their own tax advisors as to the federal, state, local and foreign tax consequences of acquiring, owning and disposing of the Senior Notes and shares of our common stock received upon conversion of the Senior Notes. See “Certain United States Federal Income Tax Considerations.”

The trading prices for the Senior Notes will be directly affected by the trading prices of our common stock.

The trading prices for the Senior Notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the Senior Notes, or the perception that such sales could occur, could affect the price of our common stock.

An active trading market for the Senior Notes may not develop.

The Senior Notes comprise a new issue of securities for which there is currently no public market. We do not plan to list the

Senior Notes on any securities exchange or to include them in any automated quotation system. We cannot assure holders that an active trading market for the Senior Notes will develop or as to the liquidity or sustainability of any such market, the ability to sell the Senior Notes or the price at which Senior Notes may be sold. Future trading prices of the Senior Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

Holders of Senior Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of Senior Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of Senior Notes will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for their Senior Notes and in limited cases under the anti-dilution adjustments of the Senior Notes. For example, if an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs before delivery of the common stock upon conversion of the Senior Notes, holders of Senior Notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the Senior Notes and have no obligation to consider the interests of holders of the Senior Notes in deciding whether to issue common stock. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the Senior Notes.

The contingent conversion features of the Senior Notes could result in your not being entitled to convert a Senior Note when our common stock is trading at a price above the applicable conversion price of the Senior Note.

The Senior Notes are convertible into common stock only in the event of specified contingencies. If the specific conditions for conversion are not met, you will not be able to convert a Senior Note, even though our common stock may be trading at a price above the applicable conversion price of the Senior Note.

The conversion rate of the Senior Notes may not be adjusted for all dilutive events that may occur.

The conversion rate of the Senior Notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under “Description of the Senior Notes— Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the Senior Notes or the common stock or for third-party tender offers. See “Description of the Senior Notes—Conversion Rights—Conversion Rate Adjustments.” There can be no assurance that an event that adversely affects the value of the Senior Notes, but does not result in an adjustment to the conversion rate, will not occur.

Risks Relating to Dominion

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is specifically incorporated by reference into this prospectus.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of September 30, 2003, we had approximately $41.5 billion in assets.

Our primary operating segments are:

Dominion Energy—Dominion Energy manages our 24,000 megawatt portfolio of electric power generation, our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines and an approximately 960 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Connecticut, Indiana, Illinois, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. Dominion Energy also manages our Cove Point, Maryland liquefied natural gas facility.

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 3.9 million customers and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.2 trillion cubic feet of proved natural gas equivalent  reserves and 450 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation’s leading independent oil and gas operators. We operate on the outer continental shelf and deepwater areas of the Gulf of Mexico, western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Competitive Strengths

We believe that we are well positioned in our industry based on our following competitive strengths:

Size and Scale—Our size and scale give us the critical mass needed to provide the financial strength, flexibility and economies of scale necessary to compete in the evolving energy marketplace. In addition, we believe our size has provided us with better access to capital and improved opportunities for expansion.

MAIN to Maine Focus—We are concentrating our efforts in the Midwest, Northeast and Mid-Atlantic regions of the United States, which we call the “MAIN to Maine” region. In the power industry, “MAIN” means the Mid-America Interconnected Network, which comprises all of Illinois and portions of the states of Missouri, Iowa, Wisconsin, Michigan and Minnesota. The MAIN to Maine region is home to approximately 40% of the nation’s demand for energy.

Integrated Asset Base—We have the capability to discover and produce gas, store it, sell it or use it to generate power; we can generate electricity to sell to customers in our retail markets or in wholesale transactions. These capabilities give us the ability to produce and sell energy in whatever form we find most useful and economic. We also operate North America’s largest natural gas storage system, which gives us the flexibility to provide supply when it is most economically advantageous to do so. As a fully integrated enterprise active in all aspects of the energy supply chain, we have the ability to maximize the value of our energy portfolio to enhance our return on invested capital.

Market Knowledge—We capitalize on our in-depth knowledge of our trading and customer markets. Specifically, our knowledge of the energy trading market allows us to not only manage market risks but also to maximize the value of our energy portfolio. As our industry deregulates, we know that we must remain focused on reliably and efficiently serving our customer base in order to retain existing customers and add new ones.

Investor Focus—The financial interests of our employees and management are strongly aligned with the interests of our investor base. Our employees and management together would be one of Dominion’s largest shareholders. Incentive programs in the form of stock options have further aligned the interests of our employees with those of our investors. While we do not plan to grant additional stock options in the foreseeable future, we continue to believe that equity compensation remains the strongest form of long-term incentive and will look to other forms of equity compensation for our employees.

Principal Subsidiaries

Dominion’s principal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and Consolidated Natural Gas Company (CNG), a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New York and various cities in the Northeast and Mid-Atlantic. Dominion’s other principal subsidiaries include Dominion Energy, Inc., an independent power and natural gas subsidiary.

Recent Developments and Other

On November 7, 2003 we agreed to acquire the 545-megawatt Kewaunee Power Plant, a single unit nuclear station located on Lake Michigan in Wisconsin, for approximately $220 million. In addition, the plant’s owners will transfer to us approximately $392 million of trust funds to cover the eventual decommissioning of the facility.

On November 21, 2003, Standard & Poor’s affirmed our BBB+ rating for senior unsecured debt but revised our outlook from stable to negative.

Because of the changes our industry is undergoing, we continue to encounter opportunities for acquisitions of assets and business combinations that would be consistent with our strategic principles. We regularly investigate any opportunities we learn about that may increase shareholder value or build on our existing asset  platform. We often participate in bidding and negotiating processes for those transactions. Any acquisitions or combinations of this type will likely require us to access external financing sources or issue additional equity. Additionally, recent capital and market conditions in our industry have weakened some of our competitors and this development may increase asset acquisition and business combination opportunities for us.

For additional information about our company, see “Where You Can Find More Information” on page S-3.

USE OF PROCEEDS

We intend to lend the net proceeds of this offering to Dominion Virginia Power, one of our principal subsidiaries. Dominion Virginia Power will use the proceeds, together with other funds available to it, to redeem a portion of $800 million of outstanding securities it has called for redemption or to repay a portion of its short-term debt, including commercial paper. Dominion Virginia Power has called for redemption its 1998 Series A 7.15% Senior Notes due June 30, 2038, ($150,000,000), its 1999 Series A 6.70% Senior Notes due June 30, 2009 ($150,000,000), its 1993 Series A 7 1/4% First and Refunding Mortgage Bonds due February 1, 2023 ($100,000,000), its 1993 Series D 7 1/2% First and Refunding Mortgage Bonds due June 1, 2023 ($189,280,000) and its 1993 Series G 6 3/4% First and Refunding Mortgage Bonds due October 1, 2023 ($200,000,000). As of November 30, 2003, the weighted average maturity of Dominion Virginia Power’s approximately $505 million of outstanding commercial paper was approximately 21 days and the weighted average interest rate was 1.14%.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “D.” The following table sets forth the range of intra-day high and low sale prices, as reported on the NYSE Composite Tape, and the cash dividends declared on the common stock for the periods indicated:

Price Range	High	Low	Dividends
2000
First Quarter	$43 1/8	$34 13/16	$0.645
Second Quarter	47 1/2	38 1/16	0.645
Third Quarter	59 13/16	42 13/16	0.645
Fourth Quarter	67 15/16	50 3/4	0.645
2001
First Quarter	$68.00	$55.31	$0.645
Second Quarter	69.99	59.47	0.645
Third Quarter	64.15	55.13	0.645
Fourth Quarter	62.97	55.30	0.645
2002
First Quarter	$65.97	$56.39	$0.645
Second Quarter	67.06	60.59	0.645
Third Quarter	66.15	47.97	0.645
Fourth Quarter	55.74	35.40	0.645
2003
First Quarter	$58.62	$51.74	$0.645
Second Quarter	65.95	54.75	0.645
Third Quarter	64.28	58.05	0.645
Fourth Quarter (through December 3, 2003)	63.50	59.27	0.645

On December 3, 2003, the reported last sale price of the common stock on the NYSE was $60.33 per share.

Dividends on our common stock are paid as declared by Dominion’s board of directors. On October 17, 2003, our board of directors declared a dividend of $0.645 per share payable on December 20, 2003 to shareholders of record on December 1, 2003. Dividends are typically paid on the 20th of March, June, September and December. Dividends can be paid by check or electronic deposit, or may be reinvested.

As of November 30, 2003, we had 324,566,053 shares of common stock outstanding.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of September 30, 2003.

The “As Adjusted for Completed or Pending Offerings” column reflects our capitalization after giving effect to a $200 million offering of Senior Notes by our CNG subsidiary that settled on December 1, 2003 and two offerings of $230 million principal amount and $200 million principal amount, respectively, of Senior Notes by our Dominion Virginia Power subsidiary that are expected to settle on December 9, 2003 (collectively, the “Completed or Pending Offerings”).

The “As Fully Adjusted” column reflects our capitalization after giving effect to this offering of Senior Notes and the Completed or Pending Offerings and the use of any remaining proceeds from these offerings. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002 (which should be read along with our current report on Form 8-K filed May 9, 2003 providing certain financial information that has been reformatted to reflect the transfer of our electric transmission operations to the Dominion Energy segment from the Dominion Delivery segment effective January 1, 2003) as well as the unaudited information presented in our most recent Quarterly Report on Form 10-Q. See “Where You Can Find More Information” on page S-3 and “Use of Proceeds” on page S-15.

	September 30, 2003
	Actual	As Adjusted for Completed or Pending Offerings	As Fully Adjusted
	(in millions)
Short-term debt[1]	$1,755	$1,558	$1,558
Long-term debt:
Equity-linked debt securities	743	743	743
Obligated mandatorily redeemable preferred securities of subsidiary trusts[2]	1,397	1,397	1,397
Other long-term debt	13,109	13,315	13,319

Total long-term debt[3,4]	15,249	15,455	15,459
Subsidiary preferred stock not subject to mandatory redemption[5]	257	257	257
Total common shareholders’ equity	10,943	10,943	10,943

Total capitalization	$28,204	28,213	$28,217

[1]	Includes securities due within one year.
[2]	Does not reflect new accounting requirements that could require the junior subordinated debentures issued by us or our subsidiaries to support the obligated mandatorily redeemable preferred securities of subsidiary trusts to be reported as debt effective December 31, 2003. Beginning on that date, the Company will no longer report the obligated mandatorily redeemable preferred securities on its consolidated balance sheet.
[3]	Actual September 30, 2003 amounts include the effect of unamortized discount ($100 million), unamortized premium ($12 million) and deferred gains on fair value hedges ($57 million).
[4]	Does not reflect approximately $1.3 billion of project costs funded by third-party lessors through September 30, 2003 related to special purpose entities with which we, through subsidiaries, have entered into agreements to finance and lease several new power generation projects, corporate headquarters and aircraft. In accordance with new accounting requirements, effective December 31, 2003, a substantial portion of these costs will be reflected as long-term debt on our balance sheet.
[5]	Includes issuance expenses of preferred stock.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

12 Months Ended September 30, 2003[1,2]	Years Ended December 31,
	2002	2001[3]	2000[4]	1999	1998
2.23	2.82	1.82	1.56	2.35	2.28

[1]	Unaudited.
[2]	Earnings for the twelve months ended September 30, 2003 include a $27 million write- down of Dominion Capital, Inc. assets, $21 million for severance costs related to workforce reductions, a $40 million impairment of certain assets held for sale, $129 million for restoration expenses related to Hurricane Isabel, $4 million related to the buyout of a power purchase contract, and $627 million for the cost of refinancings, reallocation of equity losses, and impairments related to Dominion’s telecommunications business. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2003.

[3]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital, Inc., a $281 million write-down of Dominion Capital, Inc. assets, $151 million associated with Dominion’s estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.
[4]	Earnings for the twelve months ended December 31, 2000 includes $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying prospectus under the captions “Description of Debt Securities” and “Additional Terms of the Senior Debt Securities” and, to the extent it is inconsistent with the accompanying prospectus, replaces the description in the prospectus. The Senior Notes will be issued under an indenture (the Senior Indenture) dated as of June 1, 2000, between Dominion and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as indenture trustee, as supplemented and amended by the Twenty-Third Supplemental Indenture, dated as of December 1, 2003 (the Supplemental Indenture). The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the description of the Senior Notes in the accompanying prospectus, the Senior Indenture and the Supplemental Indenture. Capitalized terms used in this “Description of the Senior Notes” that are not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus, the Senior Indenture or the Supplemental Indenture. In the “Description of Senior Notes” section, references to “Dominion,” “we,” “us” and “our” mean Dominion Resources, Inc., excluding any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

The Senior Notes will be unsecured senior obligations of Dominion. The Senior Notes will initially be limited in aggregate principal amount to $200,000,000, although we have granted the under writers a 13-day option beginning on the date of original issuance of the Senior Notes to purchase up to an additional $20,000,000 of Senior Notes to cover over-allotments, if any. We may, without the consent of the existing holders of Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Senior Notes. Any additional notes having such similar terms, together with the Senior Notes, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 15, 2023, unless earlier converted, redeemed or purchased. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple of $1,000. We use the term “Senior Note” in this prospectus supplement to refer to each $1,000 principal amount of Senior Notes.

Holders of the Senior Notes have the option, subject to fulfillment of certain conditions and during the periods described below, to convert Senior Notes into shares of our common stock initially at a conversion rate of 13.5865 shares of common stock per $1,000 principal amount of Senior Notes. This is equivalent to an initial conversion price of $73.6025 per share of common stock based on the principal amount of each Senior Note. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a Senior Note, holders will receive only shares of our common stock and a cash payment to account for fractional shares.

If any interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) of a Senior Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day.

Ranking

The Senior Notes will be our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured debt and will be effectively subordinated to our secured debt, if any.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of September 30, 2003, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock with an aggregate liquidation preference of $259 million. In addition to trade debt, some of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2003, our subsidiaries had approximately $9.4 billion of outstanding long-term debt (including securities due within one year).

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Interest

Each Senior Note will bear interest at the rate of 2.125% per year from the date of original issuance.

Interest is payable semi-annually in arrears on June 15 and December 15 of each year (each, an Interest Payment Date). The initial Interest Payment Date is June 15, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day).

Contingent Interest

Beginning with the six-month interest period commencing on December 15, 2006, we will pay contingent interest during a six- month interest period if the average trading price of a Senior Note for the five trading days immediately preceding the first day of the six-month interest period equals or exceeds 120% of the principal amount of the Senior Note.

During any period when contingent interest is payable, the contingent interest payable per Senior Note in respect of any six-month period will equal 0.25% of the average trading price of the Senior Note for the five trading day reference period.

We will notify the holders of the Senior Notes upon a determination that they will be entitled to receive contingent interest during a six-month interest period.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert each of their Senior Notes into shares of our common stock initially at a conversion rate of 13.5865 shares of common stock per $1,000 principal amount of Senior Notes (equivalent to an initial conversion price of $73.6025 per share of common stock based on the principal amount of each Senior Note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. Holders may convert fewer than all of their Senior Notes so long as the Senior Notes converted are an integral multiple of $1,000 principal amount.

Upon conversion of Senior Notes, a holder will not receive any cash payment of interest (unless the conversion occurs between a regular record date and the interest payment date to which it relates), and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the Senior Note is convertible, together with any cash payment for the holder’s fractional shares will be deemed to satisfy our obligation to pay the principal amount of the Senior Note and accrued but unpaid interest, including contingent interest, if any. As a result, accrued but unpaid interest, including contingent interest, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”

If a holder converts Senior Notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise the conversion right, the holder must deliver an irrevocable duly completed conversion notice, together, if the Senior Notes are in certificated form, with the certificated security, to the conversion agent (which will initially be the trustee) along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax and interest, if required. The conversion agent will, on the holder’s behalf, convert the Senior Notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any Senior Notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “Repurchase at the Option of the Holder” or “Fundamental Change Requires Repurchase at the Option of the Holder” with respect to a Senior Note, however, the holder may not surrender that Senior Note for conversion until the holder has withdrawn the purchase notice.

Holders of Senior Notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of the Senior Notes at any time after the close of business on the applicable regular record date. Senior Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the Senior Notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or before the next interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or  (3) only to the extent of overdue interest or overdue contingent interest, any overdue interest or overdue contingent interest exists at the time of conversion with respect to the Senior Note.

Holders may surrender their Senior Notes for conversion into shares of our common stock in only the following circumstances:

Conversion upon Satisfaction of Sale Price Condition

A holder may surrender Senior Notes for conversion into shares of our common stock in any calendar quarter after the quarter ending March 31, 2004 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on the last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Notice of Redemption

If we call any or all of the Senior Notes for redemption, holders of the Senior Notes to be redeemed may convert their Senior Notes into our common stock at any time before the close of business on the business day immediately preceding the redemption date, even if the Senior Notes are not otherwise convertible at that time.

Conversion upon Specified Corporate transactions

If we elect to:

•	distribute to all holders of our common stock rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the Senior Notes at least 20 business days before the ex-dividend date for the distribution. Once we have given the notice, holders may surrender their Senior Notes for conversion at any time until the earlier of the close of business on the business day immediately before the ex-dividend date or our announcement that the distribution will not take place, even if the Senior Notes are not otherwise convertible at that time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all our assets under which our common stock would be converted into cash or property other than securities, a holder may surrender Senior Notes for conversion at any time from and after the date which is 15 days before the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or, if such consolidation, merger, share exchange or transfer of assets is a Fundamental Change, until the Fundamental Change purchase date). If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets under which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a Senior Note into our common stock will be changed into a right to convert a Senior Note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted Senior Notes immediately before the applicable record date for the transaction. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its Senior Notes as described below under “Fundamental Change Requires Repurchase at the Option of the Holder.”

Conversion Upon Credit Ratings Event

A holder may surrender Senior Notes for conversion into our common stock before maturity during any period in which (i) the long-term credit ratings assigned to the Senior Notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services are lower than Baa3 and BBB-, respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the Senior Notes or have withdrawn their ratings with respect to the Senior Notes, or (iii) either Moody’s or Standard & Poor’s no longer rates the Senior Notes or has withdrawn or suspended such rating and the remaining rating is lower than Baa3 or BBB-, as applicable. References to Moody’s and Standard & Poor’s include any successors to these entities.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(l)	the payment of dividends in the form of common stock or distributions of common stock;

(2)	the issuance to all holders of common stock of rights, warrants or options (other than under any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days from the date of issuance of the rights, warrants or options to subscribe for or purchase common stock at less than the current market price thereof;

(3)	subdivisions, splits and combinations of common stock;

(4)	distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash); if we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)

Distributions consisting exclusively of cash to all holders of outstanding shares of common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.645) ($0.645 being the “dividend threshold amount”); the dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate under this clause (5); if there is a dividend or distribution to which this clause (5) applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock minus the dividend threshold amount; and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; provided that if an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero; or

(6)	We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of common stock exceeds the average of the closing sale price per share of our common stock for each of the 10 consecutive trading days next succeeding the last date on which tenders or exchanges may be made under such tender or exchange offer.

If we have a rights plan in effect upon conversion of the Senior Notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless the rights have separated from the common stock before the conversion, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of the rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, or share exchange involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Senior Notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the Senior Notes into our common stock immediately before any of these events.

In addition to these adjustments, we may increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the Senior Notes, see “Certain United States Federal Income Tax Considerations—Constructive Distributions.”

The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days ending on the earlier of the day in question (including upon the occurrence of a Fundamental Change) and the day before “ex-dividend trading” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term ex-dividend trading,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

No adjustment to the conversion rate or the ability of a holder of a Senior Note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock under any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares under any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock under any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Senior Notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

Optional Redemption

Before December 20, 2006, the Senior Notes will not be redeemable. On or after December 20, 2006, we may redeem for cash some or all of the Senior Notes at any time for a price equal to 100% of the principal amount of the Senior Notes to be redeemed plus any accrued and unpaid interest, including contingent interest, if any, to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding Senior Notes, the Trustee will select the Senior Notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the Trustee considers fair and appropriate.

If the Trustee selects a portion of a holder’s Senior Notes for partial redemption and the holder converts a portion of the Senior Notes, the converted portion will be deemed to be from the portion selected for redemption.

We will mail a notice of redemption at least 20 days but not more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

Repurchase at the Option of the Holder

Holders have the right to require us to purchase all or a portion of their Senior Notes on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018 (each, a “purchase date”). Any Senior Note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding Senior Notes for which a holder delivers a written purchase notice to the paying agent (which will initially be the trustee). This notice must be delivered during the period beginning at any time from the opening of business on the date that is 25 business days before the relevant purchase date until the close of business on the fifth business day before the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related Senior Notes.

The purchase price payable will be equal to 100% of the principal amount of the Senior Notes to be purchased plus any accrued and unpaid interest, including contingent interest, if any, to but excluding the purchase date.

On or before the 30th business day before each purchase date, we will provide the Trustee, the paying agent and holders of the Senior Notes, and beneficial owners, as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their Senior Notes.

A notice electing to require us to purchase the Senior Notes must state:

•	if certificated Senior Notes have been issued, the certificate numbers of the Senior Notes;

•	the portion of the principal amount of Senior Notes to be purchased, in integral multiples of $1,000; and

•	that the Senior Notes are to be purchased by us under the applicable provisions of the Senior Notes and the Supplemental Indenture.

If the Senior Notes are not in certificated form, the notice must comply with appropriate DTC procedures.

No Senior Notes may be purchased at the option of holders if the principal amount of the Senior Notes has been accelerated, and the acceleration has not been rescinded.

Holders may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent before the close of business on the fifth business day before the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn Senior Notes;

•	if certificated Senior Notes have been issued, the certificate numbers of the withdrawn Senior Notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the Senior Notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

Holders must either effect book-entry transfer or deliver the Senior Notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. Holders will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the Senior Notes. If the paying agent holds money or securities sufficient to pay the purchase price of the Senior Notes on the purchase date, then:

•	the Senior Notes to be purchased will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Senior Notes is made or whether or not the Senior Note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the Senior Notes).

If applicable, we will comply with the requirements of Section 14(e) of the Exchange Act and the rules promulgated thereunder, and any other applicable securities laws or regulations, in connection with any repurchase of Senior Notes at the option of the holders.

Fundamental Change Requires Repurchase at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time before maturity, holders will have the right, at their option, to require us to purchase any or all of their Senior Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, for cash. The cash price we are required to pay is equal to 100% of the principal amount of the Senior Notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, to but excluding the Fundamental Change purchase date.

A “Fundamental Change” will be deemed to have occurred at any time after the Senior Notes are originally issued if any of the following occurs:

(1)

a “person” or “group” within the meaning of Section 13 (d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors; or

(2)	consummation of any share exchange, consolidation or merger involving us or our common equity or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries, under which our common stock will be converted into cash, securities or other property; provided, however, that a transaction where the holders of our common equity immediately before the transaction have, directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after the transaction will not be a Fundamental Change.

A Fundamental Change will not be deemed to have occurred in respect of either of the foregoing, however, if either:

(1)	the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the Senior Notes immediately before the Fundamental Change or the public announcement thereof, or

(2)	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the Senior Notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the Senior Notes and the Trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice will state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	the Senior Notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the Senior Indenture; and

•	the procedures that holders must follow to require us to purchase their Senior Notes.

To exercise the purchase right, holders must deliver before the close of business on the fifth business day immediately preceding the purchase date, subject to extension to comply with applicable law, the Senior Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the Senior Notes duly completed, to the paying agent. The purchase notice must state:

•	if certificated, the certificate numbers of the Senior Notes to be delivered for purchase;

•	the portion of the principal amount of Senior Notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the Senior Notes are to be purchased by us under the applicable provisions of the Senior Notes and the Supplemental Indenture.

If the Senior Notes are not in certificated form, the notice must comply with appropriate DTC procedures.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent before the close of business on the fifth business day before the Fundamental Change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn Senior Notes;

•	if certificated Senior Notes have been issued, the certificate numbers of the withdrawn Senior Notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the Senior Notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

We will be required to purchase the Senior Notes no later than 30 days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the Senior Notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the Senior Notes on the Fundamental Change purchase date, then:

•	the Senior Notes to be purchased will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Senior Notes is made or whether or not the Senior Note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the Senior Notes).

The rights of the holders to require us to purchase their Senior Notes upon a Fundamental Change could discourage a potential acquirer from purchasing our shares. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the Senior Notes that have been marketed by the underwriters. The terms of the Fundamental Change purchase feature resulted from negotiations between the underwriters and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the Senior Notes upon a Fundamental Change may not protect holders if there is a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No Senior Notes may be purchased at the option of holders upon a Fundamental Change if the principal amount of the Senior Notes has been accelerated and such acceleration has not been rescinded.

Events of Default

In addition to those events of default described in the accompanying prospectus under the heading “Description of Debt Securities—Events of Default,” each of the following constitutes an event of default with respect to the Senior Notes:

•	failure to pay principal of or any premium on any Senior Note when due, including upon maturity, optional redemption or repurchase by us at the option of the holder;

•	failure to pay when due any interest, including any contingent interest, on any Senior Note that continues for 30 days;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right; and

•	failure to provide notice of a Fundamental Change on a timely basis.

Holders of at least a majority in aggregate principal amount of the outstanding Senior Notes may waive an existing default with respect to the Senior Notes and its consequences, other than:

(i)	any default in any payment of redemption price, purchase price or Fundamental Change purchase price with respect to any Senior Notes; or

(ii)	any default which constitutes a failure to convert any Senior Note in accordance with its terms and the terms of the Supplemental Indenture.

Modification and Waiver

In addition to those provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Modification of Indentures; Waiver,” the Senior Indenture (including the terms and conditions of the Senior Notes) cannot be modified or amended without the consent of the holder of each outstanding Senior Note to:

•	reduce the redemption price, purchase price or Fundamental Change purchase price of the Senior Notes; or

•	make any change that adversely affects the right to convert the Senior Notes.

Calculations in Respect of Senior Notes

We will be responsible for making all calculations called for under the Senior Notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest, including contingent interest, if any, payable on the Senior Notes and the conversion price of the Senior Notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of Senior Notes. We will provide a schedule of our calculations to each of the Trustee and the conversion agent, and each of the Trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The Trustee will forward our calculations to any holder of Senior Notes upon the request of that holder.

Limitation on Liens

While any of the Senior Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Senior Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)	purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)	liens on our property or any shares of stock of any Material Subsidiary that exist as of the date the Senior Notes are first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)	liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

(4)

debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)	liens on any property that we acquire, construct, develop or improve after the date the Senior Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of Dominion, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)	any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of our common shareholders’ equity.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least 20% of Dominion’s total assets on a consolidated basis; and “Principal Property” means any of Dominion’s plants or facilities located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by Dominion and our consolidated subsidiaries taken as whole.

Form, Exchange, Registration and Transfer

We will issue the Senior Notes in registered form, without interest coupons. Holders may present Senior Notes for conversion, registration of transfer and exchange at the office maintained by us for that purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

Notices

Notices to the registered holders of the Senior Notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

The Trustee

The trustee under the Senior Indenture is JPMorgan Chase Bank. JPMorgan Chase Bank is also the property and guarantee trustee for Dominion Resources Capital Trust I, Dominion Resources Capital Trust II, Dominion Resources Capital Trust III and Dominion Resources Capital Trust IV and the trustee under the indenture related to our Junior Subordinated

Debentures. JPMorgan Chase Bank also serves as trustee under other indentures under which securities of certain of Dominion’s affiliates are outstanding.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with the trustee on behalf of DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities on behalf of DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the Trustee subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

T+6 Settlement

We expect that delivery of the Senior Notes will be made against payment therefor on or about the delivery date specified on the cover page of this prospectus supplement, which will be the sixth business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as T+6). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Senior Notes as of the date of this prospectus supplement. Except where noted, this summary deals only with Senior Notes held as capital assets by U.S. holders (as defined below) who purchase the Senior Notes on original issuance at their initial offering price. This summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding Senior Notes in a tax-deferred or tax-advantaged account, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the Senior Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders of the Senior Notes whose “functional currency” (as defined in the applicable U.S. Treasury regulations) is not the U.S. dollar;

•	estate, gift or alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and U.S. Treasury regulations, administrative pronouncements and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds the Senior Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Senior Notes, you should consult your own tax advisors. Likewise, if you are a shareholder in, or beneficiary of, an entity that is a holder of Senior Notes, you should consult your own tax advisors.

No statutory or judicial authority directly addresses the treatment of the Senior Notes or instruments similar to the Senior Notes for U.S. federal income tax purposes. The Internal Revenue Service (IRS), however, has issued a revenue ruling (Revenue Ruling 2002-31, 2002-22 IRB 1023) with respect to instruments similar to the Senior Notes. This ruling supports certain aspects of the tax treatment described below. However, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences regarding this particular offering. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

If you are considering purchasing the Senior Notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of Senior Notes.

For purposes of this discussion, a U.S. holder is a beneficial owner of a Senior Note that is:

•	a citizen or individual resident of the United States;

•	a corporation (including any entity that is treated as corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Classification of the Senior Notes

Under the Supplemental Indenture governing the Senior Notes, we and each holder of the Senior Notes agree, for U.S. federal income tax purposes, to treat the Senior Notes as indebtedness that is subject to the U.S. Treasury regulations governing contingent payment debt instruments (the Contingent Debt Regulations) in the manner described below. The remainder of this discussion assumes that the Senior Notes will be so treated and does not address any possible differing treatments of the Senior Notes. However, the application of the Contingent Debt Regulations to instruments such as the Senior Notes is uncertain in several respects, and no rulings have been sought with respect to this particular offering from the IRS with respect to any of the U.S. federal income tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the Senior Notes. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the Senior Notes to common stock, and might recognize capital gain or loss upon a taxable disposition of the Senior Notes. Holders should consult their own tax advisors concerning the tax treatment of holding the Senior Notes.

Accrual of Interest

Under the Contingent Debt Regulations, actual cash payments on the Senior Notes, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under the regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the Senior Notes;

•	require you to accrue original issue discount at the comparable yield (as described below) which will be substantially in excess of interest payments actually received by you; and

•	generally result in ordinary rather than capital treatment of any gain or, to some extent, loss on the sale, exchange, conversion or redemption of the Senior Notes.

You will be required to accrue an amount of original issue discount for U.S. federal income tax purposes with respect to each Senior Note held for each accrual period before and including the maturity date of the Senior Notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the Senior Notes as of the beginning of the accrual period, and (ii) the comparable yield (as defined below) of the Senior Notes;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the Senior Notes.

The issue price of a Senior Note will be the first price at which a substantial amount of the Senior Notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Senior Note will be its issue price increased by any original issue discount previously accrued on the Senior Note, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amount of any payments previously scheduled to be made (including payments of stated cash interest) with respect to the Senior Notes (whether or not those projected payments were actually made).

Under the Contingent Debt Regulations you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the Senior Notes. We have determined the comparable yield of the Senior Notes based on the rate, as of the initial issue date, at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the Senior Notes. Accordingly, we have determined that the comparable yield is an annual rate of 6.19%, compounded semi-annually (which will be substantially in excess of the stated interest on the Senior Notes).

We are required to furnish to you the comparable yield and, solely for U.S. federal income tax purposes, a projected payment schedule that includes the actual interest payments on the Senior Notes and estimates the amount and timing of contingent interest payments and the payment upon maturity of the Senior Notes taking into account the fair market value of the common stock that might be paid upon a conversion of the Senior Notes. Under the Contingent Debt Regulations, the projected payments set forth on the schedule must produce a total return on the Senior Notes equal to the comparable yield. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in this prospectus supplement under “Where You Can Find More Information.” By purchasing the Senior Notes, you agree to be bound by our determination of the comparable yield and projected payment schedule. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the Senior Notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount accruals and adjustments thereof in respect of the Senior Notes, and do not constitute a projection or representation regarding the actual amount of the payments on a Senior Note.

Adjustments to Interest Accruals on the Senior Notes

If the actual contingent payments made on the Senior Notes differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the Senior Notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. This positive adjustment will be treated as additional interest income in that taxable year. For these purposes, the payments in a taxable year include the fair market value of property (including shares of our common stock upon a conversion of the Senior Notes) received in that year. If you receive in a taxable year actual payments with respect to the Senior Notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

•	first, reduce the amount of original issue discount required to be accrued in that taxable year;

•	second, any negative adjustment that exceeds the amount of original issue discount accrued in that taxable year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the Senior Notes during prior taxable years reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustment will be carried forward as a negative adjustment to offset future original issue discount accruals in respect of the Senior Notes or to reduce the amount realized on a sale, exchange, conversion or redemption of the Senior Notes.

Sale, Exchange, Conversion or Redemption

Upon the sale, exchange, conversion or redemption of a Senior Note, you will generally recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in the Senior Notes. As a holder of a Senior Note, you agree that under the Contingent Debt Regulations we will report the amount realized as including the fair market value of our stock that you receive on conversion of a Senior Note. Any gain on a Senior Note generally will be treated as ordinary income. Loss from the disposition of a Senior Note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the Senior Notes not otherwise offset by prior negative adjustments. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the Senior Notes were held for greater than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Special rules apply in determining the tax basis of a Senior Note. Your adjusted tax basis in a Senior Note is generally the cost of the Senior Note to you increased by original issue discount (before taking into account the adjustments described above) you previously accrued on the Senior Notes, and reduced by the projected amount of any payments previously scheduled to be made (including payments of stated cash interest) with respect to the Senior Notes (whether or not those projected payments were actually made).

Under this treatment, your adjusted tax basis in the common stock received upon conversion of a Senior Note will equal the then current fair market value of such common stock. To determine your holding period for the common stock received upon conversion, you will begin counting on the day after the conversion.

Given the uncertain tax treatment of instruments such as the Senior Notes, you should contact your own tax advisors concerning the tax treatment on conversion of a Senior Note and the ownership of our common stock.

Given the uncertain tax treatment of instruments such as the Senior Notes, you should contact your own tax advisors concerning the tax treatment on conversion of a Senior Note and the ownership of our common stock.

Constructive Distributions

The conversion rate of the Senior Notes will be adjusted in certain circumstances as described in this prospectus supplement under “Description of the Senior Notes—Conversion Rights—Conversion Rate Adjustments.” Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you, notwithstanding the fact that you did not receive a cash payment. For example, the conversion rate of the Senior Notes will be adjusted if we increase our quarterly dividend rate, as described in this prospectus supplement under “Description of the Senior Notes—Conversion Rights—Conversion Rate Adjustments,” and such a conversion rate adjustment will result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code, but may not be eligible for the reduced rates of tax applicable to qualified dividend income.

Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of Senior Notes. The term “non-U.S. holder” means a beneficial owner of a Senior Note that (i) is not a U.S. holder, (ii) is not a partnership for U.S. federal income tax purposes, and (iii) does not hold, or will not hold, actually or constructively, more than 5% of the Senior Notes or more than 5% of our stock.

Special rules may apply to certain non- U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders and the shareholders of such corporations should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. federal income and withholding tax will not apply to any payment to you of principal or interest on (including amounts taken into income under the accrual rules described above under “—U.S. Holders” and a payment of common stock under a conversion), or any gain realized on a sale, exchange, conversion or redemption of, a Senior Note, provided that:

•	the payments and the gain are not effectively connected with the conduct by you of a trade or business in the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment);

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount on a Senior Note) is described in section 881(c)(3)(A) of the Code;

•	our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code;

•	we are not a “United States real property holding corporation” or our stock continues to be regularly traded on an established securities market, in each case at any time during the shorter of the five year period preceding the disposition of your Senior Notes or your holding period; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your Senior Notes through certain foreign intermediaries and you satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to holders that are pass-through entities.

We have not determined whether we are a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation” and our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder of common stock who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

If you are engaged in a trade or business in the United States and interest (including original issue discount) and gain on a Senior Note are effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) and on any gain realized on a sale, exchange, conversion or redemption in the same manner as if you were a United States person as defined under the Code. In lieu of the certificate described above in the last bullet point, you will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Payments on Common Stock and Constructive Dividends on the Senior Notes

Any dividends paid to you with respect to our common stock issuable upon a conversion of the Senior Notes (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion rate as described under “—U.S. Holders—Constructive Distributions” above) will be subject to U.S. federal gross income and withholding tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. In the case of any constructive dividend, it is possible that this tax would be withheld from interest, shares or proceeds subsequently paid or credited to you. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the gross income and withholding tax, but instead are subject to United States federal income tax in the same manner as if you were a United States person as defined under the Code. You will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. In addition, if you are a foreign corporation, you may be subject to the branch profits tax described in the preceding paragraph.

Sale, Exchange or Redemption of Common Stock

Any gain realized by you upon a sale, exchange or redemption of the common stock issuable upon conversion of the Senior Notes generally will not be subject to U.S. federal income tax, unless (i) the gain is effectively connected with the conduct of a trade or business in the United States by you, (ii) you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met or (iii) our stock does not continue to be regularly traded on an established securities market and we are a United States real property holding corporation.

Backup Withholding and Information Reporting

If you are a U.S. holder of Senior Notes, information reporting requirements generally will apply to all payments we make to you and the proceeds from a sale or other disposition of a Senior Note made to you, unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number or a certification of exempt status, or if you fail to report in full interest and dividend income.

In general, if you are a non-U.S. holder, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the IRS Form W-8BEN certification described above under “Non-U.S. Holders.” Payments of the proceeds of a sale or other disposition of a Senior Note within the United States or conducted through certain U.S.-related financial intermediaries are subject to both backup withholding and information reporting unless an IRS Form W-8BEN certification is provided to the payor (and the payor does not have actual knowledge or reason to know that you are a United States person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (Underwriting Agreement), the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Senior Notes set forth opposite their names below:

Name	Principal Amount of Senior Notes
Credit Suisse First Boston LLC	$60,000,000
Morgan Stanley & Co. Incorporated	60,000,000
Citigroup Global Markets Inc.	20,000,000
Goldman, Sachs & Co.	20,000,000
ABN AMRO Rothschild LLC	10,000,000
KBC Financial Products USA Inc.	10,000,000
Scotia Capital (USA) Inc.	10,000,000
SunTrust Capital Markets, Inc.	10,000,000

$200,000,000

Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers in connection with the offering of the Senior Notes.

The Underwriting Agreement provides that the obligation of the several underwriters to purchase and pay for the Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes if any are taken. The underwriters are not, however, required to take or pay for the Senior Notes covered by the overallotment option described below unless the option is exercised.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the overallotment option.

	Paid by Dominion
	No Exercise	Full Exercise
Per Senior Note	$20.00	$20.00
Total	$4,000,000	$4,400,000

The underwriters initially propose to  offer part of the Senior Notes directly to  the public at the public offering prices set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 1.20% of the principal amount of the Senior Notes. After the initial offering of the Senior Notes, the offering prices  and other selling terms may from time to time be varied by the underwriters. We  have granted a 13-day option to the underwriters beginning on the date of original issuance of the Senior Notes to purchase up to an additional $20,000,000  of Senior Notes from us at the public offering price less the underwriting discount solely to cover any overallotments. If the option is exercised, each underwriter must purchase a principal amount of additional Senior Notes approximately proportionate  to that underwriter’s initial purchase commitment.

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $200,000.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We do not intend to apply for listing of the Senior Notes on a national securities exchange or for quotation on any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Senior Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the development, maintenance or liquidity of the trading market for the Senior Notes.

We have agreed, subject to certain exceptions, that without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not during the period ending 30 days after the date of this prospectus supplement, directly or indirectly

•	offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (collectively, common securities), or file any registration statement under the Securities Act with respect to any of the above; or

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common securities,

whether any such transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the issuance by Dominion of any shares of common stock upon exercise of an option or warrant, or the conversion of a security outstanding on the date of this prospectus supplement;

•	the creation or re-creation of Dominion’s stock purchase units or the issuance of shares of common stock upon early settlement of Dominion’s stock purchase units;

•	the issuance by Dominion of shares of common stock, or options to purchase any shares of common stock granted, in connection with our employee benefit plans, non-employee director stock plans, dividend reinvestment plans, employee retirement plans and the Dominion Direct Investment plan;

•	the issuance by Dominion of shares of common stock in connection with acquisitions that close more than 30 days after the date of this prospectus supplement or any acquisition in which the party receiving the shares of common stock agrees to be bound by such restrictions; or

•	the filing by Dominion of a shelf registration statement from which Dominion will not offer any common securities within the 30-day period.

In connection with the offering, the underwriters may purchase and sell Senior Notes in the open market. These transactions may include overallotment, syndicate covering transactions and stabilizing transactions. Overallotment involves syndicate sales of Senior Notes in excess of the principal amount of Senior Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of Senior Notes made in an amount up to the principal amount represented by the underwriters’ overallotment option. In determining the source of Senior Notes to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Senior Notes available for purchase in the open market as compared to the price at which they may purchase Senior Notes through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of the Senior Notes in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of Senior Notes in excess of the overallotment option. The underwriters must close out any naked short position by purchasing Senior Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Senior Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Senior Notes in the open market while the offering is in progress. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when, in covering syndicate short positions or making stabilizing purchases, Senior Notes originally sold by that syndicate member are repurchased in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Senior Notes. They may also cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their affiliates have, from time to time, performed, and currently perform various investment or commercial banking and financial advisory services for us and our affiliates in the ordinary course of business.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Senior Notes will be passed upon for Dominion by McGuireWoods LLP, and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our other affiliates on other matters. In addition, certain legal matters will be passed on for the underwriters by Davis Polk & Wardwell, New York. In rendering its opinion, Davis Polk & Wardwell may rely upon Troutman Sanders LLP as to all matters of Virginia law.

PROSPECTUS

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

$3,000,000,000

Senior Debt Securities

Junior Subordinated Debentures

Trust Preferred Securities, Related Guarantee and Agreement

as to Expenses and Liabilities

Common Stock

Preferred Stock

Stock Purchase Contracts

Stock Purchase Units

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 11, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell either separately or in units any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement as necessary. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we”, “our” or the “Company” in this prospectus, we are referring to Dominion Resources, Inc. and not Dominion Resources Capital Trust IV.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2002, which should be read along with our Current Report on Form 8-K filed May 9, 2003 providing certain financial information that has been reformatted to reflect the transfer of our electric transmission operations to the Dominion Energy segment from the Dominion Delivery segment effective January 1, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports on Form 8-K, filed January 23, 2003, February 11, 2003, March 4, 2003, May 9, 2003 and May 21, 2003; and

•	the description of our common stock contained in Form 8-B (Item 4) dated April 29, 1983.

You may request a copy of these filings at no cost, by writing or telephoning us at: Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, (804) 819-2000.

You should rely only on the information contained in this prospectus or to which this prospectus refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. The information which appears in this prospectus and which is incorporated by reference in this prospectus may only be accurate as of the date of this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since that date.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of March 31, 2003, we had approximately $42.3 billion in assets.

Our primary operating segments are:

Dominion Energy—Dominion Energy manages our 24,000 megawatt portfolio of electric power generation assets, our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines and an approximately 960 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Connecticut, Indiana, Illinois, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. Dominion Energy also manages our Cove Point, Maryland liquefied natural gas facility.

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 3.8 million customers and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also includes our managing equity interest in Dominion Fiber Ventures, LLC, which owns Dominion Telecom, with its 16,900 route-mile fiber optic network (including 6,700 route miles of lit fiber) and related telecommunications and advanced data services located principally in the eastern half of the United States.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.1 trillion cubic feet of proved natural gas equivalent reserves and 450 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate on the outer continental shelf and deep water areas of the Gulf of Mexico, western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Principal Subsidiaries

Dominion’s principal legal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New

York and various cities in the Northeast and Mid-Atlantic and Dominion Energy, Inc., an independent power and natural gas subsidiary.

Dominion’s address and telephone number are 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2100.

For additional information about Dominion, see WHERE YOU CAN FIND MORE INFORMATION on page 2.

THE TRUST

Dominion Resources Capital Trust IV is a statutory trust formed under Delaware law by us, as sponsor for the Trust, and Chase Manhattan Bank USA, National Association, who will serve as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. The trust agreement for the Trust will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trust are initially issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

The Trust exists for the exclusive purposes of

•	issuing two classes of trust securities, Trust Preferred Securities and trust common securities, which together represent undivided beneficial interests in the assets of the Trust;

•	investing the gross proceeds of the trust securities in a series of our Junior Subordinated Debentures;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

The Junior Subordinated Debentures will be the sole assets of the Trust, and our payments under the Junior Subordinated Debentures issued to the Trust and the Agreement as to Expenses and Liabilities will be the sole revenue of the Trust.

No separate financial statements of the Trust are included in this prospectus. We believe that these financial statements would not be material to holders of the Trust Preferred Securities because the Trust has no independent operations and the purpose of the Trust is as described above. The Trust is not required to file annual, quarterly or special reports with the SEC.

The principal place of business of the Trust will be c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219.

USE OF PROCEEDS

The net proceeds from the sale of the securities offered by this prospectus will be to finance capital expenditures and future acquisitions and to retire or redeem debt securities issued by us as authorized by the SEC under the Public Utility Holding Company Act of 1935 and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve Months Ended March 31, 2003[1]	Twelve Months Ended December 31,
	2002	2001[2]	2000[3]	1999	1998
2.90	2.82	1.82	1.56	2.35	2.28

[1]	Earnings for the twelve months ended March 31, 2003 include a $30 million write-down of Dominion Capital, Inc. assets, $21 million for severance costs related to workforce reductions and $84 million related to the cost of refinancings and impairments at Dominion Fiber Ventures, LLC. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2003.
[2]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, $151 million associated with Dominion’s estimated Enron-related exposure, and $105 million associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.
[3]	Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

DESCRIPTION OF DEBT  SECURITIES

The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Debentures. We will issue the Senior Debt Securities in one or more series under our Senior Indenture dated as of June 1, 2000 between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) as Trustee, as supplemented from time to time. We will issue the Junior Subordinated Debentures in one or more series under our Junior Subordinated Indenture dated as of December 1, 1997 between us and JPMorgan Chase Bank as Trustee, as supplemented from time to time. The indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus, and together, the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES—SUBORDINATION.

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of March 31, 2003, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock. In addition to trade debt, all of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of March 31, 2003, our subsidiaries had approximately $8.7 billion of outstanding long-term debt (including securities due within one year).

Neither of the Indentures limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or duly authorized officers authorizing the issuance. A form of supplemental indenture  to each of the Indentures is an exhibit to the registration statement.

The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or, with respect to the Senior Debt Securities, any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•	if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•	whether the Debt Securities will be issued in fully registered certificated form or book-entry form, represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture & Sections 2.1 & 2.3 of the Subordinated Indenture.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to its stated maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•	redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 1104 of the Senior Indenture & Section 3.2 of the Subordinated Indenture.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt

Securities of that series that have been selected for redemption; or

•	register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee prior to the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Section 4.1 of the Subordinated Indenture.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 4.4 of the Subordinated Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After any repayment, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 12.4 of the Subordinated Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt

Securities or the Indentures. (Section 2.2 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	Dominion;

•	the Trustee;

•	the Trust (only with respect to the Junior Subordinated Debentures if the Junior Subordinated Debentures are issued to a Trust); or

•	any agent of any of the above.

Covenants

Under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 & 1006 of the Senior Indenture & Sections 4.1, 4.2, 4.4 & 4.6 of the Subordinated Indenture.)

Consolidation, Merger or Sale

The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable Indenture, and we will be relieved of our obligations under the applicable Indenture and the Debt Securities issued under it. (Sections 801 & 802 of the Senior Indenture & Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture.)

Events of Default

Event of Default when used in each of the Indentures, will mean any of the following:

•	failure to pay the principal or any premium on any Debt Security when due;

•	with respect to the Senior Debt Securities, failure to deposit any sinking fund payment when due that continues for 60 days;

•	failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days (or for 30 days in the case of any Junior Subordinated Debentures); provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Junior Subordinated Debentures that permit such deferrals;

•	failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Debentures) of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of Dominion; or

•	any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Debentures) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601 & 602 of the

Senior Indenture & Sections 6.6, 7.1 & 7.2 of the Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 14.2 of the Subordinated Indenture.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indentures. (Section 401 of Senior Indenture & Section 12.1 of Subordinated Indenture.)

Under federal income tax law, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Modification of Indentures; Waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 10.2 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 10.1 of the Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 6.6 of the Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Debentures were issued. (Section 4.7 of the Subordinated Indenture.)

Concerning the Trustee

JPMorgan Chase Bank is the Subordinated Indenture Trustee and the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. Affiliates of JPMorgan Chase Bank have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 7.1 of the Subordinated Indenture.)

The Trustee administers its corporate trust business at 4 New York Plaza, New York, New York 10004 (Attention: Institutional Trust Services).

ADDITIONAL TERMS OF THE SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by Dominion

We must repay the Senior Debt Securities at the option of the holders prior to the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•	in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the holder will be irrevocable. (Section 1303 of the Senior Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF DEBT SECURITIES—GLOBAL SECURITIES.

Defeasance

We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Additional Covenants Applicable to Junior Subordinated Debentures

Under the Subordinated Indenture, we will:

•	maintain 100% ownership of the Trust to which the Junior Subordinated Debentures have been issued while that series of the Junior Subordinated Debentures remains outstanding; and

•

pay to the Trust to which the Junior Subordinated Debentures have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on the Trust, so that the net amounts received and retained by the Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 4.8 & 4.9 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Debentures. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the interest rate for the Junior Subordinated Debentures, to the extent permitted by applicable law. (Section 2.10 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Debentures or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; or

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 and 14.9 of the Subordinated Indenture.)

Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

The Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove or replace trustees, who will conduct the business and affairs of the Trust. The trustees of the Trust will consist of:

•	two employees, officers or affiliates of the Company as Administrative Trustees;

•	a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

•	one trustee with its principal place of business or who resides in the State of

Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the Trust Preferred Securities. However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of at least 3% of the total capital of the Trust. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

The proceeds from the sale of the Trust Preferred Securities will be used by the Trust to purchase a series of our Junior Subordinated Debentures. These Junior Subordinated Debentures will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF THE GUARANTEE.

The assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Debentures held by the Trust. If we fail to make a payment on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

The Guarantee, when taken together with our obligations under the Junior Subordinated Debentures, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust.

The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Statutory Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Debentures held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debentures held by the Trust. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

The Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

•	the name of the Trust Preferred Securities;

•	the liquidation amount and number of Trust Preferred Securities issued;

•	the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

•	the date from which distributions will be cumulative;

•	the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the Junior Subordinated Debentures and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

•	any securities exchange on which the Trust Preferred Securities will be listed;

•	whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

The interest rate and interest and other payment dates of each series of Junior

Subordinated Debentures issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of the Trust.

Extensions

We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES—OPTION TO EXTEND INTEREST PAYMENT PERIOD.

Distributions

Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account held by the Property Trustee. The Trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the Junior Subordinated

Debentures. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF THE GUARANTEE.

Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the trust securities. In the event that the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the Junior Subordinated Debentures or to the extent the Junior Subordinated Debentures are redeemed prior to maturity. The Junior Subordinated Debentures will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under “—Special Event Redemption.”

Upon the maturity of the Junior Subordinated Debentures, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the Junior Subordinated Debentures, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the Junior Subordinated Debentures so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 20 nor more than 60 days’ notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)

Special Event Redemption

Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

•	the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

•	any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

•	which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

•	the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

•	interest payable to the Trust on the Junior Subordinated Debentures is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

•	the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

An Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

If the Trust gives a notice of redemption in respect of the trust securities (which notice will be irrevocable), and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, then, by 12:00 noon, New York City time, on the redemption date, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either directly by the Trust or under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Conversion or Exchange Rights

The terms on which the Trust Preferred Securities are convertible into or exchangeable for common stock or our other securities will be contained in the applicable prospectus supplement. Those terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of common stock or our other securities to be received by the holders of Trust Preferred Securities would be subject to adjustment.

Distribution of the Junior Subordinated Debentures

We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the Junior Subordinated Debentures will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

The amended trust agreement will state that the Trust will be dissolved:

•	upon our bankruptcy;

•	upon the filing of a certificate of dissolution or its equivalent with respect to us;

•	upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

•	90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

•	upon the distribution of the related Junior Subordinated Debentures directly to the holders of the trust securities;

•	upon the redemption of all of the trust securities; or

•	upon entry of a court order for the dissolution of us or the Trust. (Section 8.1 of the Amended Trust Agreement.)

In the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

•	cash equal to the total liquidation amount of the Trust Preferred Securities specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

•	Junior Subordinated Debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of the Trust, subject to obtaining any required regulatory approval, Junior Subordinated Debentures will be distributed to the holders of the trust securities in liquidation of the Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

An event of default under the Subordinated Indenture relating to the Junior Subordinated Debentures held by the Trust will be an event of default under the amended trust agreement (a Trust Enforcement Event). See DESCRIPTION OF DEBT SECURITIES—EVENTS OF DEFAULT.

In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

•	the distribution of the Junior Subordinated Debentures to holders of the trust securities of the Trust,

•	the redemption of all of the trust securities of the Trust, and

•	mergers, consolidations or amalgamations permitted by the amended trust agreement of the Trust.

Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived or otherwise eliminated, the

Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. In the event that any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

Upon the occurrence of a Trust Enforcement Event, the Property Trustee, as the sole holder of the Junior Subordinated Debentures, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the Junior Subordinated Debentures to be immediately due and payable.

If a Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee’s rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Debentures when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST.

Removal and Replacement of Trustees

Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Debentures has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a Merger Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

•	the successor entity either

•	assumes all of the obligations of the Trust relating to its trust securities or

•	substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

•	we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the Junior Subordinated Debentures;

•	the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

•	the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

•	the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity;

•	the successor entity has a purpose identical to that of the Trust;

•	prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

•	the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity and

•	following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreement.)

Voting Rights; Amendment of Trust Agreement

The holders of Trust Preferred Securities have no voting rights except as discussed under—MERGERS, CONSOLIDATIONS OR

AMALGAMATIONS OF THE TRUST and DESCRIPTION OF THE GUARANTEE—AMENDMENTS, and as otherwise required by law and the amended trust agreement.

The amended trust agreement may be amended if approved by a majority of the Administrative Trustees of the Trust. However, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect,

•	any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise or

•	the dissolution, winding-up or termination of the Trust other than under the terms of its amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

No amendment may be made to an amended trust agreement if that amendment would:

•	cause the Trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

•	reduce or otherwise adversely affect the powers of the Property Trustee; or

•	cause the Trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (Section 11.1 of the Amended Trust Agreement.)

The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

•	direct the exercise of any power conferred

upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the Junior Subordinated Debentures, to:

•	exercise the remedies available under the Subordinated Indenture with respect to the Junior Subordinated Debentures,

•	waive any event of default under the Subordinated Indenture that is waivable or

•	cancel an acceleration of the principal of the Junior Subordinated Debentures.

In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)

As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

•	we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

•	any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

JPMorgan Chase Bank is the Property Trustee. It is also the Guarantee Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures pursuant to which our securities and securities of certain of our affiliates are outstanding.

For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Trust Preferred Securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event. (Section 3.9 of the Amended Trust Agreement.)

Information Concerning the Delaware Trustee

Chase Manhattan Bank USA, National Association, will serve as trustee of the Trust in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. It is an affiliate of JPMorgan Chase Bank which serves as Property Trustee and in the other capacities described above under “Information Concerning the Property Trustee.”

Information Concerning the Administrative Trustees

The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

•	will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

•	will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

•	will cause the Junior Subordinated Debentures it holds to be treated as our indebtedness for U.S. federal income tax purposes.

We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF THE GUARANTEE

We will execute the Guarantee from time to time for the benefit of the holders of the Trust Preferred Securities.

JPMorgan Chase Bank will act as Guarantee Trustee under the Guarantee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

The following description of the Guarantee is only a summary. The form of Guarantee is an exhibit to the registration statement.

General

We will irrevocably and unconditionally agree under the Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in the Guarantee, to the holders of the Trust Preferred Securities, to the extent that the Guarantee Payments are not paid by or on behalf of the Trust. We are required to pay the Guarantee Payments to the extent specified in the Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

The following payments and distributions on the Trust Preferred Securities of the Trust are Guarantee Payments:

•	any accrued and unpaid distributions required to be paid on the Trust Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

•	the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

•	upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

•	the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

•	the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the related Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

The Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the Trust Preferred Securities from the time of issuance of the Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the Junior Subordinated Debentures that the Property Trustee holds under the Trust, the Trust will not make the related payments on the Trust Preferred Securities.

Subordination

Our obligations under the Guarantee will be unsecured obligations. Those obligations will rank:

•	subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

•	equal in priority with the Junior Subordinated Debentures that we may issue and similar guarantees; and

•	senior to our preferred and common stock. (Section 6.2 of the Guarantee.)

As of March 31, 2003 we had approximately $825 million in Junior Subordinated Debentures outstanding that rank equal in priority with the Guarantee. We have common stock outstanding that ranks junior to the Guarantee.

The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Section 5.4 of the Guarantee.)

The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

Amendments

We may amend the Guarantee without the consent of any holder of the Trust Preferred Securities to which the Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the Guarantee with the approval of the holders of at least 50% of the outstanding Trust Preferred Securities to which the Guarantee relates. (Section 9.2 of the Guarantee.)

Termination

The Guarantee will terminate and be of no further effect when:

•	the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

•	we distribute the related Junior Subordinated Debentures to the holders of those Trust Preferred Securities; or

•	the amounts payable upon liquidation of the related Trust are fully paid. (Section 7.1 of the Guarantee.)

The Guarantee will remain in effect or will be reinstated if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid to that holder with respect to those Trust Preferred Securities or under the Guarantee.

Material Covenants

We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

•	we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Debentures, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

•	we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; and

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Guarantee is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The Trust, as holder of the Guarantee and the Junior Subordinated Debentures will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

Events of Default

An event of default will occur under the Guarantee if we fail to perform any of our payment obligations under the Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if an event of default occurs under the related Guarantee. (Section 3.1 of the Guarantee.)

The holders of a majority of the Trust Preferred Securities to which the Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to the Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under the Guarantee. Any holder of the related Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder’s rights under the

Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

JPMorgan Chase Bank is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee for other indentures under which securities of ours and certain of our affiliates are outstanding.

The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section 3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

AGREEMENT AS TO EXPENSES AND LIABILITIES

We will enter into an Agreement as to Expenses and Liabilities as required under the Trust Agreement. The Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the Trust to each person or entity to whom the Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay amounts due to the holders of the Trust Preferred Securities and the trust common securities.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST

We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the Trust has funds available for the payments, to the extent described under DESCRIPTION OF THE GUARANTEE. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities.

As long as we make payments of interest and other payments when due on the Junior Subordinated Debentures held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

•	the total principal amount of the Junior Subordinated Debentures will be equal to the sum of the total liquidation amount of the trust securities;

•	the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

•	we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under its Trust Preferred Securities; and

•	the amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

If and to the extent that we do not make payments on the Junior Subordinated Debentures, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

DESCRIPTION OF CAPITAL STOCK

As of June 30, 2003, our authorized capital stock was 520,000,000 shares. Those shares consisted of 20,000,000 shares of preferred stock and 500,000,000 shares of common stock. As of June 30, 2003, 665,000 shares of Preferred Stock were issued to and held by a wholly-owned subsidiary trust and approximately 323.1 million shares of common stock were issued and outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “D”. Any additional common stock we issue will also be listed on the NYSE.

Dividends

Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Under certain circumstances, the Subordinated Indenture also restricts our ability to pay cash dividends.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

We, along with Continental Stock Transfer & Trust Company, are transfer agent and registrar. You may contact us at the address listed on page 2 or Continental located at 17 Battery Place, New York, New York 10004.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we issue preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors’ Duties

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgement of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

Members of our Board of Directors serve one-year terms and are elected annually. Directors may be removed from office for cause by the vote of two-thirds of the outstanding shares entitled to vote.

Shareholder Proposals and Director Nominations

Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder’s name and address and number of shares held and any material interest of the shareholder in the proposal.

Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the vice chairman, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

Amendment of Articles

Generally, our Articles may be amended by a plurality of the shares represented at a meeting where a quorum is present. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

Indemnification

We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer’s or director’s duty of care.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, trust preferred securities, preferred stock or debt obligations of third parties, including U.S.

treasury securities or obligations of our subsidiaries, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

As of June 30, 2003 we had 14,850,000 stock purchase units outstanding. Of that total, 8,250,000 stock purchase units trade on the NYSE under the symbol “DCP”, and 6,600,000 stock purchase units trade on the NYSE under the symbol “D PrU.” The units trading under the symbol “DCP” obligate holders to purchase up to 8,088,300 shares of our common stock from us by November 16, 2004. The units trading under the symbol “D PrU” obligate holders to purchase up to 5,518,260 shares of our common stock from us by May 15, 2006.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell offered securities directly. This may include sales of our common stock to holders of our stock purchase units. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the Act), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of June 30, 2003, partners of McGuireWoods LLP own less than one-half of one percent of our common stock. Certain matters relating to the formation of the Trust and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger P.A., special Delaware counsel to the Trust and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed May 9, 2003, for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principle for: goodwill and other intangible assets in 2002, derivative instruments and hedging activities in 2001, and method of accounting used to develop the market-related value of pension plan assets in 2000), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.